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SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date:       July 5, 2002

NATIONAL GRID GROUP plc

(Registrant’s Name)

15 Marylebone Road
London
NW1 5JD
(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F            [X]                                    Form 40-F            [      ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.

Yes           [      ]                                       No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL GRID GROUP plc
s/David C. Forward
By:_________________________
Name: David C Forward
Title: Assistant Secretary

Date: July 5, 2002

ANNEX 1 - Copy Announcement as sent

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

Announcement sent to the London Stock Exchange

for June 2002

National Grid Group plc
15 Marylebone Road
London
NW1 5JD
United Kingdom

Recent Announcements to The London Stock Exchange

DATE            DETAILS

20.6.02           Publication Of Annual Report And Notice Of Annual General Meeting.

19.6.02           Directors' Interests in Shares (Grant of Executive Options and Sharematch Plan Operation).

13.6.02           Legal & General notify their interest at 3%.

11.6.02           NGG's Exec. Directors' share interests (further operation of Quest).

11.6.02           NGG's Exec. Directors' share interests (further operation of ESOP)

*NOTE:           Three Separate SEC Filings were also made during the month, as follows:

14.6.02          Merger Update. Announcing the issue of National Grid’s circular to                        shareholders convening the National Grid Extraordinary General Meeting to                        approve the Merger with Lattice Group, with Listing Particulars relating to the                        admission to the Official List of the UK Listing Authority of up to 1,400,000,000                        new ordinary shares to be issued pursuant to the Merger (the “Listing Particulars”).

19.6.02          Copies of the above circular and Listing Particulars.

21.6.02          National Grid Annual Report and Form 20-F 2001/02.

ANNEX 2 - Copy Announcement as sent

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

for June 2002

National Grid Group plc
15 Marylebone Road
London
NW1 5JD
United Kingdom

National Grid Group plc (National Grid)

11 June 2002

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National Grid 1996 EMPLOYEE BENEFIT TRUST (ESOP)

(Notification Of Directors' Interests, Pursuant to Section 324(2) of the Companies Act 1985)

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National Grid yesterday received a further notification from the ESOP Trustee; that certain Executive Directors of National Grid (E M Astle, S J Box, S J Holliday, R P Sergel and R J Urwin) ceased to be technically interested in 8242 NGG Ordinary shares on 7 June 2002, by virtue of the Trustee having transferred the shares to participants.

(Note: For Companies Act purposes, these Executive Directors of National Grid are deemed to have a technical interest in all the shares held by National Grid’s ESOP, together with all participating employees. The interest ceases when shares are transferred to participants by the exercise of executive share options or under another employees’ share scheme.)

Contact: D C Forward, Assistant Secretary (020 7312 5860)

National Grid Group plc (National Grid)

11 June 2002

QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST (Quest) (Notification Of Directors' Interests pursuant to Section 324(2) of The Companies Act 1985)

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Today, each of the following Executive Directors of National Grid; E M Astle, S J Box, S J Holliday, R P Sergel and R J Urwin, technically ceased to be interested in 6,920 NGG Ordinary shares, by virtue of the Quest transferring the shares to employees.

(Note: For Companies Act purposes, those Executive Directors of National Grid are deemed to have a technical interest in the shares held in National Grid’s Quest, together with all participating employees. The interest ceases when shares are transferred to participants who exercise their Sharesave scheme options.) Contact: D C Forward, Assistant Secretary (0207 312 5860).

National Grid Group plc (`National Grid')

13th June 2002

Notification of Interest in National Grid Ordinary Shares, Pursuant to Sections 198 to 208 of The Companies Act 1985

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National Grid yesterday received a notification from Legal & General Investment Management Limited; that it had a notifiable interest in 3.02% of NGG ordinary shares as at 10 June 2002.

19 June 2002

National Grid Group plc (National Grid)

Notification of Changes in Directors' Interests

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National Grid notifies the following changes to Directors' beneficial interests in NGG Ordinary Shares, following operation of the National Grid Share Matching Plan, and grants of options under the National Grid Executive Share Option Plan, on Tuesday 18 June 2002.

Share Matching Plan

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Three directors have acquired additional Ordinary shares, which were purchased on their behalf at a price of 478.25p per share.

Shares Purchased:

1.        Mr E M Astle.           3,932

2.        Mr S J Holliday.       6,210

3.        Dr R J Urwin.         11,186

Following these purchases, each director has been granted a matching award under the Share Matching Plan. The award is exercisable at a total exercise price of £1, from 18 June 2005 to 18 June 2012 subject to the retention of the original shares until the date of exercise.

Matching Awards:

1.        Mr E M Astle.          6,553

2.        Mr S J Holliday.    10,350

3.        Dr R J Urwin.        18,644

National Grid Executive Share Option Plan.

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The above directors have also been granted options under the Executive Share Option Plan, effective as of 18 June 2002, to subscribe for Ordinary shares at an exercise price of 481.5p and exercisable, subject to agreed performance criteria, during the period of seven years from 18 June 2005. There was no payment for the grants of options.

Options granted:

1.        Mr E M Astle.      101,246

2.        Mr W Davis.        179,791

3.        Mr S J Holliday.   101,246

4.        Mr R Sergel        172,836

5.        Dr R J Urwin.      186,915

The total share interests of the above directors, following these changes, are:

1.        Mr E M Astle.      305,683

2.        Mr W Davis.       191,311

3.        Mr S J Holliday.  343,434

4.        Mr R Sergel        511,939

5.        Dr R J Urwin.      835,957

20 June 2002

National Grid Group plc (‘National GRID’)

Publication of ANNUAL Report and Notice of

Annual GENERAL MEETING

National Grid has issued the following documents in respect of its annual report and accounts, and the AGM to be held on 23 July 2002:

National Grid Annual Report and Form 20-F 2001/02;

National Grid Annual Review 2001/02;

and Notice of Annual General Meeting and Form of Proxy.

These documents will be shortly available to the public for inspection at the UK Listing Authority’s Document

Viewing Facility which is situated at: Financial Services Authority, 25 The North Colonnade, Canary Wharf, London

E14 5HS (tel. no. 011 44 207 676 1000).